FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 12, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris to Commence a USD 300 million Third Tranche of its USD 1.2 Billion Share Buyback Program-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris to Commence a USD 300 million Third Tranche of its USD 1.2 Billion Share Buyback Program

Luxembourg, May 12, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Share Buyback Program (the “Program”) announced on November 1, 2023, covering up to USD 1.2 billion to be executed in the open market with the intent to cancel the ordinary shares acquired through the Program, Tenaris has entered into a non-discretionary buyback agreement with a primary financial institution (the “Bank”).

The Bank will make its trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and will act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (the “Regulations”). Under the buyback agreement, purchases of shares may continue during any closed periods of Tenaris in accordance with the Regulations.

This USD 300 million third tranche of the Program shall start on May 13, 2024, and end no later than August 12, 2024. Ordinary shares purchased under the Program will be cancelled in due course.

Any buyback of ordinary shares in relation to this announcement will be carried out under the authority granted by the general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s capital, or any renewed or extended authorization to be granted at a future general meeting of the Company.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.